UNITED STATES OF AMERICA
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


KeySpan Corporation                                            File No. 70-10129

                         Certificate Pursuant to Rule 24
                       and Release No. 35-27776 Under the
                   Public Utility Holding Company Act of 1935


     On December 18, 2003, the Securities and Exchange Commission ("SEC") issued an order in this proceeding, Release No. 35-27776 in File No. 70-10129 (the "Order") authorizing, among other things, various external and intra system financing transactions. The Order required KeySpan to file certain certificates (as described in the Order) under Rule 24 ("Rule 24 Certificates"), within 60 days of the closing of each of the first three calendar quarters and 90 days after the end of the last calendar quarter, to report transactions authorized by the Order under the Public Utility Holding Company Act of 1935, as amended (the "Act"). The required certificate is set forth below (as an attachment) for the period July 1, 2005 through September 30, 2005.


                                         Respectfully submitted,



                                              By: /s/Alfred C. Bereche
                                                  -------------------------
                                                  Alfred C. Bereche
                                                  Associate General Counsel

Dated: November 30, 2005

                               KEYSPAN CORPORATION
                               RULE 24 CERTIFICATE
                        QUARTER ENDED SEPTEMBER 30, 2005


KeySpan hereby certifies the matters set forth below pursuant to Rule 24 of the Act and the Order:

     (a) The sales of any common stock and the purchase price per share and the market price per share at the date of the agreement of sale.

     Answer: The following table sets forth sales made during the quarter pursuant to KeySpan's stock plans:

------------------------------------- --------------------- --------------------- --------------
                                         Shares Issued         Average Market        Average
                                       During the Quarter    Price at Issuance      Issuance
                                                                                      Price
------------------------------------- --------------------- --------------------- --------------
EDSPP Contributions                                 45,294        $39.895            $35.906
------------------------------------- --------------------- --------------------- --------------
EDSPP Reinvested Dividend                           12,090        $40.495            $36.446
------------------------------------- --------------------- --------------------- --------------
Total EDSPP Shares Issued                           57,384           --                --
------------------------------------- --------------------- --------------------- --------------

------------------------------------- --------------------- --------------------- --------------
DRP Contributions                                   57,663        $38.680            $38.680
------------------------------------- --------------------- --------------------- --------------
DRP Reinvested Dividend                            141,375        $40.630            $40.630
------------------------------------- --------------------- --------------------- --------------
Total DRP Shares Issued                            199,038           --                --
------------------------------------- --------------------- --------------------- --------------

------------------------------------- --------------------- --------------------- --------------
401k*                                              276,703        $39.203            $39.203
------------------------------------- --------------------- --------------------- --------------

------------------------------------- --------------------- --------------------- --------------
Stock Options (Exercised)                          167,464        $40.372            $33.429
------------------------------------- --------------------- --------------------- --------------

------------------------------------- --------------------- --------------------- --------------
TOTAL                                              700,589           --                --
------------------------------------- --------------------- --------------------- --------------


Average Daily Closing KSE Stock Price for the Quarter:         $         38.6669
                                                              -------------------------

*Shares are not issued at a discounted price; equivalent discount amount reflected as additional shares purchased and added to participant's account. About 50% of participants are not eligible for the discount.

     (b) The total number of shares of common stock issued or issuable under options granted during the quarter under employee benefit plans or dividend reinvestment plans.

     Answer:

     Total Stock Options granted during quarter: None.

     Total  exercisable  (vested)  Stock  Options  outstanding  at quarter  end:
6,033,391

     (c) If KeySpan common stock has been transferred to a seller of securities of a company being acquired, the number of shares so issued, the value per share and whether the shares are restricted to the acquirer.

     Answer: None.

     (d) The name of the guarantor and of the beneficiary of any KeySpan Guarantee or Nonutility Subsidiary Guarantee issued during the quarter, and the amount, terms and purpose of the guarantee.

     Answer: The following guarantees or letters of credit have been issued by KeySpan Corporation:

                                      Rule 24 - Guarantee Changes (Question d)
                                                  3rd Quarter 2005

                                                     Incremental
 Beneficiary of Guarantee                               Change         Total Amount     Terms
   or Letter of Credit             Purpose              ($000)             ($000)       (Date)           Status
--------------------------- ---------------------- --------------- ------------------ ------------- -----------------
                            Supports surety
                            bonds issued on
                            behalf of regulated
Travelers                   Subsidiaries                      80             30,046   Revolving          Increase

                            Cover cost of
                            decommissioning
                            Ravenswood 250
                            megawat combined                                          Until
                            cycle electric                                            successful
                            generating facility                                       fulfillment
                            at end of its                                             of its
Public Service              service life.                 18,530             18,530   obligations        New
Commission

                           Supports purchase of
                           natural gas in the                                         Expires
Cargill, Inc.              spot market.                   10,000             50,000   12/31/2006         Increased

                           Supports purchases
                           of natural gas and
New Jersey Natural         other petroleum                                            Expires
Gas / NJR                  products.                       3,000              4,000   12/31/2005         Increased


                                       3


                           Supports purchases
                           of natural gas and
                           other petroleum                                            Expires
Sunoco, Inc                products.                      10,000             20,000   12/31/2005         Increased

                           Supports purchases
                           of natural gas and
                           other petroleum                                            Expires
NYISO                      products.                     (31,000)             7,000   12/31/2006         Decreased

                           Supports purchases
                           of natural gas and
                           other petroleum                                            Expires
Con Ed Energy, Inc.        products.                       2,000              3,000   12/31/2005         Increase

                           Supports purchases
                           of natural gas and
                           other petroleum                                            Expires
Iroquois Gas Transmission  products.                           -             15,500   09/23/2006         Renewal

     (e) The amount and terms of any short-term debt issued directly or indirectly by any Utility Subsidiary during the quarter.

     Answer: See Appendix D hereto.

     (f) The amount and terms of any financings consummated by any Utility Subsidiary during the quarter that are not exempt under rule 52.

     Answer: None.

     (g) The amount and terms of any other securities issued under the authority granted in the Order that are not otherwise disclosed herein.

     Answer: None.

     (h) Consolidated balance sheets as of the end of the quarter, and separate balance sheets as of the end of the quarter for each company, including KeySpan, that has engaged in jurisdictional financing transactions during the quarter.

     Answer: None.

     (i) Registration statements filed under the 1933 Act with respect to securities that are the subject of the application underlying the Order will be filed or incorporated by reference as exhibits.

                  Answer: None.

     (j) The amount and terms of any financings not exempt under Rule 52 consummated by any Nonutility Subsidiary during the quarter.

     Answer: None.

     (k) The notional amount and principal terms of any Hedge Instrument or Anticipatory Hedge entered into during the quarter and the identity of the parties to such instruments.

     Answer: None.

     (l) The name, parent company, and amount invested in any Intermediate Subsidiary or Financing Subsidiary during the quarter, as well as the reason for such investment and the assets or securities held by such Intermediate Subsidiary or Financing Subsidiary.

     Answer: None.

     (m) A list of Form U-6B-2 statements filed with the Commission during the quarter, including the name of the filing entity and the date of the filing.

     Answer: None.

     (n) The amount and terms of any short-term debt issued directly or indirectly by KeySpan during the quarter.

     Answer:

         -----------------------------------------------------------------------------------------------------
                                          Issuance           Outstanding at
                   Month                   ($000)              Month End        Average     Average Maturity
                   -----                   ------              ($000)            Yield         (in days)
                                                               ------            -----         ---------
         -----------------------------------------------------------------------------------------------------
         JULY                                 0                 284,000           3.29             89
         -----------------------------------------------------------------------------------------------------
         AUGUST                           2,226,000             270,000           3.65              1
         -----------------------------------------------------------------------------------------------------
         SEPTEMBER                        4,049,095             320,000           3.89             21
         -----------------------------------------------------------------------------------------------------

     (o) The amount and terms of any short-term debt issued by any Intermediate Subsidiary during the quarter.

     Answer: None.

     (p) A table showing, as of the end of the quarter, the dollar and percentage components of the capital structure of KeySpan on a consolidated basis and each Utility Subsidiary.

     Answer: See Appendix A hereto.

     (q) A retained earnings analysis of KeySpan on a consolidated basis, each Intermediate Holding Company and each Utility Subsidiary detailing gross earnings, goodwill amortization, dividends paid out of each capital account, and the resulting capital account balances at the end of the quarter.

     Answer: See Appendix B hereto.

     (r) A  computation  in accordance  with rule 53(a) setting forth  KeySpan's
"aggregate investment" in all EWGs and FUCOs, its "consolidated retained earnings" and a calculation of the amount remaining under the requested EWG/FUCO authority.

     Answer: See Appendix C hereto (combines items (r) and (s) herein).

     (s) A computation in accordance with Rule 53(a) setting forth KeySpan's "aggregate investment" in EWGs and FUCOs as a percentage of the following: (i) total consolidated capitalization; (ii) net utility plant; (iii) total consolidated assets; and (iv) aggregate market value of KeySpan's common equity, all as of the end of the quarter.

     Answer: See Appendix C hereto (combines items (r) and (s) herein).

     (t) With respect to each participant in the Utility Money Pool and each participant in the Nonutility Money Pool, the maximum borrowings from and loans to the respective money pool during the quarter and the interest rate applied to such borrowings and loans.

     Answer: See Appendix D hereto.

     (u) With respect to any dividends paid by any Nonutility Subsidiary out of capital or unearned surplus during the quarter, the date and amount of such dividends paid, to whom such dividends are paid and the circumstances that gave rise to the need to make such payment out of capital or unearned surplus.

     Answer: None.

     (v) With respect to any internal reorganization of any Subsidiaries during the quarter, a description of the nature of such reorganization.

     Answer: KeySpan Business Solutions, LLC was merged with and into KeySpan Services, Inc. ("KSI") with KSI as the surviving entity. As a result of the merger, KSI Contracting, LLC, KSI Mechanical, LLC, KSI Electrical, LLC, Paulus, Sokolowski and Sartor, LLC, and KeySpan Energy Management, LLC ("KEM") became direct subsidiaries of KSI. KSI then contributed its interest in KEM to KeySpan Home Energy Services, LLC, a direct, wholly owned subsidiary of KSI.

     (w) With respect to Northeast Gas Markets LLC ("NEGM"), (i) the type of gas services rendered and to whom; (ii) the price for such gas services and how that price was determined; and (iii) income statements and balance sheets of NEGM.

     Answer: See Appendix E hereto (filed confidentially).

                                                                      APPENDIX A
                                                                      ----------
for 9/30/2005

                                     Consolidated                                                 Essex Gas Company

                                        Thousands of                 Percent of               Thousands of               Percent of
                                           Dollars                     Total                    Dollars                     Total
                               -----------------------------------------------      -----------------------------------------------
Common Stock                             3,976,018                     46.11%                    60,383                     42.76%
Retained Earnings                          833,200                      9.66%                    17,332                     12.27%
Other Comprehensive Income                (117,541)                    (1.36)%                     (173)                     (0.12)%
Treasury Stock                            (304,117)                    (3.53)%                        -                      0.00%
                               -----------------------------------------------      -----------------------------------------------
Total Common Equity                      4,387,560                     50.88%                    77,542                     54.92%
Preferred Stock                                  -                      0.00%                         -                      0.00%
Commercial Paper                           320,000                      3.71%
Long-term Debt + current                 3,915,904                     45.41%                         -                      0.00%
Intercompany Long term Debt                      -                      0.00%                    63,659                     45.08%
                               -----------------------------------------------      -----------------------------------------------
Total Capitalization                     8,623,464                    100.00%                   141,201                    100.00%
                               ===============================================      ===============================================

Debt to Capitalization                      49.12%                                               45.08%
Equity to total Capitalization              50.88%                                               54.92%


                                            Colonial Gas Company                                Boston Gas Company

                                        Thousands of                Percent of              Thousands of               Percent of
                                           Dollars                     Total                  Dollars                    Total
                              ------------------------------------------------   ------------------------------------------------
Common Stock                               419,429                     69.51%                 861,993                     50.95%
Retained Earnings                           39,424                      6.53%                  29,985                     1.77 %
Other Comprehensive Income                  (2,202)                    (0.36)%                      -                          -
Treasury Stock                                   -                      0.00%                       -                      0.00%
                              ------------------------------------------------   ------------------------------------------------
Total Common Equity                        456,651                     75.68%                 891,978                     52.73%
Preferred Stock                                  -                      0.00%                       -                      0.00%
Commercial Paper
Long-term Debt + current                    95,000                     15.74%                 205,728                     12.16%
Intercompany Long term Debt                 51,775                      8.58%                 594,036                     35.11%
                              ------------------------------------------------   ------------------------------------------------
Total Capitalization                       603,426                    100.00%               1,691,742                    100.00%
                              ================================================   ================================================

Debt to Capitalization                      24.32%                                             47.27%
Equity to total Capitalization              75.68%                                             52.73%


Debt(includes Long term,current maturities & commercial paper) + Preferred Stock
--------------------------------------------------------------------------------
        Total Capitalization (Common + Preferred + Debt as defined above)

                                                                      APPENDIX A
                                                                      ----------
 for 9/30/2005

                                                  KeySpan Generation                              EnergyNorth Natural Gas

                                       Thousands of                 Percent of            Thousands of                Percent of
                                          Dollars                      Total                Dollars                     Total
                                 ----------------------------------------------      -------------------------------------------
Common Stock                                295,049                     55.52%               223,653                     91.36%
Retained Earnings                           101,351                     19.07%               (56,506)                   (23.08)%
Other Comprehensive Income                        -                          -                (2,203)                    (0.90)%
Treasury Stock                                    -                      0.00%                     -                      0.00%
                                 ----------------------------------------------      -------------------------------------------
                                            396,400                     74.59%               164,944                     67.38%
Preferred Stock                                   -                      0.00%                     -                      0.00%
Long-term Debt                               64,167                     12.08%                     -                      0.00%
Intercompany Long term Debt                  70,836                     13.33%                79,856                     32.62%
                                 ----------------------------------------------      -------------------------------------------
Total Capitalization                        531,403                    100.00%               244,800                    100.00%
                                 ==============================================      ===========================================

Debt to Capitalization                       25.41%                                           32.62%
Equity to total Capitalization               74.59%                                           67.38%

                                       The Brooklyn Union Gas Company                        KeySpan Gas East

                                     Thousands of                Percent of        Thousands of                Percent of
                                        Dollars                     Total              Dollars                    Total
                              ----------------------------------------------   -------------------------------------------
Common Stock                             472,627                     23.49%            582,862                     37.59%
Retained Earnings                        537,874                     26.73%            309,232                     19.94%
Other Comprehensive Income               (14,213)                    (0.71)%           (26,632)                    (1.72)%
Treasury Stock                                 -                      0.00%                                         0.00%
                              ----------------------------------------------   -------------------------------------------
                                         996,288                     49.52%            865,462                     55.82%
Preferred Stock                                -                      0.00%                  -                      0.00%
Long-term Debt                           638,038                     31.71%            525,000                     33.86%
Intercompany Long term Debt              377,633                     18.77%            160,083                     10.32%
                              ----------------------------------------------   -------------------------------------------
Total Capitalization                   2,011,959                    100.00%          1,550,545                    100.00%
                              ==============================================   ===========================================

Debt to Capitalization                    50.48%                                        44.18%
Equity to total Capitalization            49.52%                                        55.82%

Debt(includes Long term,current maturities & commercial paper) + Preferred Stock
--------------------------------------------------------------------------------
        Total Capitalization (Common + Preferred + Debt as defined above)

                                                                      APPENDIX B
                                                                      ----------

Retained Earning Analysis - for the period ended September 30, 2005
-----------------------------------------------------------------------------

                                             Consolidated               The Brooklyn Union                    KeySpan Gas East
                                                                            Gas Company                         Corporation
                                               Thousands                    Thousands                            Thousands
                                               of Dollars                   of Dollars                           of Dollars
                                         ---------------------        -----------------------             ------------------------
Retained Earnings @12/31/04                           792,177                        461,874                              259,367
Earnings                                              275,357                         80,850                               49,864
Common Dividends                                     (232,167)                             -                                    -
Preferred Dividends                                    (2,167)                             -                                    -
Dividends paid to Parent                                    -                         (4,850)
Other                                                       -                              -                                    -
                                         ---------------------        -----------------------             ------------------------
Retained Earnings @09/30/2005                         833,200                        537,874                              309,231
                                         =====================        =======================             ========================



                                         KeySpan Energy                     KeySpan
                                          Corporation                   Generation LLC
                                           Thousands                       Thousands
                                           of Dollars                     of Dollars
                                     ------------------------     ---------------------------
Retained Earnings @12/31/04                          764,763                          79,552
Earnings                                             106,858                          21,797
Common Dividends                                           -                               -
Preferred Dividends                                        -                               -
Dividends paid to Parent                            (317,048)                              -
Other                                                      -                               -
                                     ------------------------     ---------------------------
Retained Earnings @09/30/2005                        554,573                         101,349
                                     ========================     ===========================

                                                                      APPENDIX B
                                                                      ----------

Retained Earning Analysis - for the period ended September 30, 2005
-----------------------------------------------------------------------------

                                              Energy North                Boston Gas Company                  Essex Gas Company
                                            Natural Gas Inc.
                                                Thousands                    Thousands                            Thousands
                                                of Dollars                   of Dollars                           of Dollars
                                          ---------------------        -----------------------             ------------------------
Retained Earnings @12/31/03                            (59,950)                        18,925                               13,637
Earnings                                                 3,444                         11,059                                3,695
Common Dividends                                             -                              -                                    -
Preferred Dividends                                          -                              -                                    -
Dividends paid to Parent                                     -                              -                                    -
Other                                                        -                              -                                    -
                                          ---------------------        -----------------------             ------------------------
Retained Earnings @09/30/2005                          (56,506)                        29,984                               17,332
                                          =====================        =======================             ========================



                                      Colonial Gas Company              KeySpan New England
                                                                                LLC
                                             Thousands                       Thousands
                                             of Dollars                     of Dollars
                                      -------------------------     ---------------------------
Retained Earnings @12/31/03                             29,293                         293,122
Earnings                                                10,131                          30,347
Common Dividends                                             -                               -
Preferred Dividends                                          -                               -
Dividends paid to Parent                                     -
Other                                                        -                               -
                                      -------------------------     ---------------------------
Retained Earnings @09/30/2005                           39,424                         323,469
                                      =========================     ===========================

                                                                      APPENDIX C
                                                                      ----------


Investments in EWGs and FUCOs at september 30,2005
--------------------------------------------------
(000)


                                                                          $ Thousands
                                                                      -------------------
Investment
      KeySpan-Ravenswood LLC                                                     921,514
      KeySpan-Glenwood Energy Center, LLC                                         94,344
      KeySpan-Port Jefferson Energy Center, LLC                                  104,454
                                                                      -------------------
      Total Current Investments                                                1,120,312   A

Authorized Investment                                                          3,000,000   B

Total Capitalization                                                           8,302,011   D
Net Utility Plant                                                              5,873,170   E
Consolidated Assets                                                           13,314,172   F
Common Equity Market Value                                                     6,412,950   G

Percentages
      Current Investments to Authorization                                        37.34%  A/B
      Current Investments to Total Capitalization                                 13.49%  A/D
      Current Investments to Net Utility Plant                                    19.08%  A/E
      Current Investments to Consolidated Assets                                   8.41%  A/F
      Current Investments to Common Equity Market Value                           17.47%  A/G

      Remaining Authorized Investment - Thousands of Dollars                   1,879,688

                                                                      APPENDIX D
                                                                      ----------

                                                                   3rd Qtr 2005


UTILITY MONEY POOL                             Max Borrowing       Interest Rate              Max Lending          Interest Rate
------------------                             --------------      --------------            -------------         -------------
KeySpan Gas East Corporation                   (74,113,627.07)        3.2915%
The Brooklyn Gas Company                      (373,788,726.52)        3.6500%
KeySpan Generation LLC                                                                        155,819,378.22            3.6500%
Boston Gas Company                            (153,840,913.97)        3.2915%
Boston Fuel                                   (128,263,381.37)        3.6500%
Essex Gas Company                                                                              39,603,630.42            3.6500%
Essex Fuel                                      (3,055,521.09)        3.6500%
Colonial Gas Company                                                                           50,638,587.74            3.6500%
Colonial Fuel                                  (26,806,391.03)        3.6500%
EnergyNorth Natural Gas Inc                    (39,113,418.16)        3.2915%
ENGI Fuel                                      (15,148,617.15)        3.6500%                              -

 NON-UTILITY MONEY POOL
 ----------------------
KeySpan Services, Inc.                                                                         16,062,973.58            3.2915%
KEDC Holdings Corp.                                                                            19,656,980.75            3.6500%
KeySpan Ravenswood LLC                                                                        165,209,022.78            3.6500%
KeySpan Energy Trading Services                                                                78,805,889.29            3.2915%
KeySpan Electric Services                     (105,273,218.95)        3.2915%
KeySpan Utility Services                                                                        9,101,263.58            3.2915%
KeySpan Corporate Services                                                                    229,263,718.22            3.2915%
KeySpan Engineering & Survey                                                                   26,703,465.89            3.2915%
KeySpan Glenwood Energy Center                                                                 21,804,158.59            3.6500%
KeySpan Port Jefferson Energy Center                                                           39,628,379.57            3.6500%
KeySpan Technologies Inc                                                                        5,307,140.01            3.6500%
Seneca-Upshur Petroleum Inc.                                                                  389,014,991.32            3.2915%

                                                                      APPENDIX E
                                                                      ----------




               (Filed Confidentially in Accordance with Rule 104)